                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                             -----------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _______________ to ____________

                        Commission File Number 001-15951
                                               ---------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN FOR THE VARIABLE WORKFORCE

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

                                TABLE OF CONTENTS


                           DESCRIPTION                                PAGES
Report of Independent Accountants                                       1

Financial Statements

  Statement of Net Assets Available for Benefits as of
   December 31, 2001                                                    2

  Statement of Changes in Net Assets Available for Benefits
   for the Ten Months Ended December 31, 2001                           3

Notes to Financial Statements                                         4 - 8

Consent of Independent Accountants                                 Exhibit 23.1

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Avaya Inc. Employee Benefits Committee:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan for the Variable Workforce (the "Plan") as of December 31, 2001 and the changes in net assets available for benefits for the ten months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York
June 21, 2002

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)

ASSETS
  Investments in Group Trust, at fair value                     $ 1,182
                                                                -------

     Total investments                                            1,182

  Participant contributions receivable                               69

  Employer contributions receivable                                  18
                                                                -------

     Total contributions receivable                                  87
                                                                -------

Net assets available for benefits                               $ 1,269
                                                                =======





  The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOR THE TEN MONTHS ENDED DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)



ADDITIONS TO NET ASSETS ATTRIBUTABLE TO
  Contributions and transfers
    Participant contributions                                           $  956
    Employer contributions                                                 262
    Net transfer of participants' balances from other plans                 40
                                                                        ------

                                                                         1,258
                                                                        ------

Investment income from Group Trust
  Interest                                                                   6
  Net appreciation in fair value of investments                              5
                                                                        ------

                                                                            11
                                                                        ------

    Total additions                                                      1,269
                                                                        ------

      Net increase in net assets during the year                         1,269
                                                                        ------

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                                                        -
                                                                        ------

  End of period                                                         $1,269
                                                                        ======



   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION

      GENERAL
      The Avaya Inc. Savings Plan for the Variable Workforce (the "Plan" or "SPVW") is a defined contribution plan established as of March 1, 2001, by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for temporary employees occupying the positions of Support Customer Systems Engineer ("SCSE"), Support Software Associate ("SSA") and Support Customer Systems Engineer - Journeyman ("SCSE-J") to save on a regular and long-term basis. The assets of the Plan are held in a master trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"). The Group Trust consists of the assets of the Avaya Inc. Savings Plan ("SP") the Avaya Inc. Savings Plan for Salaried Employees ("SPSE") and the Plan.

      The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY
      An eligible employee (generally a temporary SCSE, a SSA or a SCSE-J) enters the Plan by authorizing a portability payroll contribution and directing the contribution among fifteen different funds of the Group Trust.

      CONTRIBUTIONS
      Employee contributions of 2% to 16% of salary may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001. The Company matching contribution is 50% of the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined. The Board of Directors of the Company in its sole discretion may authorize an additional Company contribution in an amount which the Board determines is necessary to meet one of the two average actual deferral percentage tests for the year. No such additional contribution has been made for the ten months ended December 31, 2001. Company matching contributions are vested upon the completion of five years of service in Avaya. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be offset against future Company contributions. There were no forfeited nonvested amounts at December 31, 2001.

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION (CONTINUED)

      DISTRIBUTIONS
      A participant who separates from service at any time and for any reason other than death is entitled to request and receive the entire vested amount in the participant's account. However, if the participant's separation occurs prior to attaining age 65, the amount to be distributed exceeds $5,000 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70-1/2) or (3) upon the participant's death, whichever is earliest. When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The financial statements of the Plan are prepared under the accrual method of accounting.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      VALUATION OF INVESTMENTS
      The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates).

      PURCHASES AND SALES OF INVESTMENTS
      Purchases and sales of investments are recorded on a trade-date basis.

      INVESTMENT INCOME
      Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.    TAX STATUS

      The Company believes that the Plan is designed and operated in compliance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.


4.    TERMINATION PRIORITIES

      Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.


5.    PLAN EXPENSES

      Plan participants pay brokerage, investment manager and trustee fees and share the recordkeeping costs of the Plan with the Company. Other expenses of administering the Plan are borne by the Company. Brokerage, investment manager, and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                          NOTES TO FINANCIAL STATEMENTS



6.    GROUP TRUST INVESTMENTS

      The SP, the SPSE and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 0.1% as of December 31, 2001.

      A detail by general type of the interests in the Group Trust as of December 31, 2001 at fair value is as follows (dollars in thousands):

                                                               TOTAL GROUP
      TYPE                                                        TRUST
      At fair value
        Mutual funds                                           $   502,079
        Common/collective and commingled trusts                    176,217
        Common Stock                                               145,056
        Interest bearing cash                                      136,849
        U.S. Government securities                                  18,822
        Non-employer debt instruments                                8,611
        Other                                                        2,805
                                                               -----------

                                                                   990,439

      Guaranteed investment contracts                              170,836
                                                               -----------

                                                               $ 1,161,275
                                                               ===========


      Investment income for the Group Trust for the year ended December 31, 2001 is (dollars in thousands):

      Investment income
        Net depreciation in fair value of investments
          Common Stock                                         $   (99,425)
          Other marketable securities and obligations              (80,082)
                                                               -----------

                                                                  (179,507)

        Interest                                                     5,433
        Dividends                                                        2
                                                               -----------

                                                               $  (174,072)
                                                               ===========

                                   AVAYA INC.
                     SAVINGS PLAN FOR THE VARIABLE WORKFORCE

                          NOTES TO FINANCIAL STATEMENTS


7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Group Trust invests in common shares of Avaya.

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Avaya Inc. Savings Plan for the Variable Workforce
                              --------------------------------------------------
                                               (Name of Plan)


Date: June 21, 2002                            /s/ Susan Wong
                              --------------------------------------------------
                                                 Susan Wong
                                      Vice President - Global Benefits